VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

February 19, 2019	Raymond O. Gietz +1 (212) 310-8702 Raymond.Gietz @weil.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn:                    Perry J. Hindin, Special Counsel

Re:                             Eli Lilly and Company

Schedule TO-I filed February 8, 2019

SEC File No. 005-17885

Dear Mr. Hindin:

We are writing in connection with the exchange offer (the “Exchange Offer”) commenced by Eli Lilly and Company (“Lilly”) on February 8, 2019, to exchange shares of common stock, no par value (“Elanco common stock”) of Elanco Animal Health Incorporated (“Elanco”) for outstanding shares of common stock, no par value, of Lilly (“Lilly common stock”). Specifically, the following reflects our views regarding the pricing mechanism to be used in the Exchange Offer (the “Pricing Mechanism”), in light of Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Exchange Offer adopts substantially the same pricing mechanism as the one used by (i) CBS Corporation (“CBS”) in its exchange offer (the “CBS-Entercom Exchange Offer”) with respect to the common stock of CBS Radio Inc. as part of a Reverse Morris Trust transaction involving Entercom Communications Corp. (the “CBS-Entercom Pricing Mechanism”), (ii) Procter & Gamble Company (“Procter & Gamble”) in its exchange offer (the “Procter & Gamble-Coty Exchange Offer”) with respect to the shares of Galleria Co. as part of a Reverse Morris Trust transaction involving Coty Inc. (the “Procter & Gamble-Coty Pricing Mechanism”), (iii) Lockheed Martin Corporation (“Lockheed”) in its exchange offer (the “Lockheed Exchange Offer”) with respect to the shares of Abacus Innovations Corporations as part of a Reverse Morris Trust transaction involving Leidos Holdings, Inc. (the “Lockheed Pricing Mechanism”), (iv) Baxter International, Inc. (“Baxter”) in its exchange offer (the “Baxter Exchange Offer”) with respect to the common stock of Baxalta Incorporated (the “Baxter Pricing Mechanism”), (v) General Electric Company (“GE”) in its exchange offer (the “GE Exchange Offer”) with respect to the common stock of Synchrony Financial (the “GE Pricing Mechanism”), (vi) Bristol-Myers Squibb Company (“BMS”) in its exchange offer (the “BMS Exchange Offer”) with respect to the common stock of Mead Johnson Nutrition Company (the “BMS Pricing Mechanism”) and (vii) Procter & Gamble in its exchange offer (the “Procter & Gamble-Smucker Exchange Offer”) with respect to the shares of Folgers Coffee

Company as part of a Reverse Morris Trust transaction involving the J.M. Smucker Company (the “Procter & Gamble-Smucker Pricing Mechanism”), all of which employed “Day 18” pricing mechanisms.(1)

The proposed pricing mechanism for the Exchange Offer is also similar to the one used by (i) The Dow Chemical Company (“TDCC”) in its exchange offer (the “TDCC Exchange Offer”) with respect to the common stock of Blue Cube Spinco Inc. as part of a Reverse Morris Trust transaction involving Olin Corporation (the “TDCC Pricing Mechanism”), (ii) Weyerhaeuser Company (“Weyerhaeuser”) in its exchange offer (the “Weyerhaeuser-Tri Pointe Exchange Offer”) with respect to the common stock of Weyerhaeuser Real Estate Company as part of a Reverse Morris Trust transaction involving Tri Pointe Homes, Inc. (the “Weyerhaeuser-Tri Pointe Pricing Mechanism”), (iii) CBS in its exchange offer (the “CBS-Outdoor Exchange Offer”) with respect to the common stock of CBS Outdoor Americas Inc. (the “CBS-Outdoor Pricing Mechanism”), (iv) Pfizer Inc. (“Pfizer”) in its exchange offer (the “Pfizer Exchange Offer”) with respect to the Class A common stock of Zoetis Inc. (the “Pfizer Pricing Mechanism”), (v) Halliburton Company (“Halliburton”) in its exchange offer (the “Halliburton Exchange Offer”) with respect to the common stock of KBR, Inc. (the “Halliburton Pricing Mechanism”), (vi) Weyerhaeuser in its exchange offer (the “Weyerhaeuser-Domtar Exchange Offer”) with respect to the common stock of Domtar Corporation (the “Weyerhaeuser-Domtar Pricing Mechanism”), (vii) McDonald’s Corporation (“McDonald’s”) in its exchange offer (the “McDonald’s Exchange Offer”) with respect to the Class B Common Stock of Chipotle Mexican Grill, Inc. (the “McDonald’s Pricing Mechanism”), (viii) PPG Industries, Inc. (“PPG”) in its exchange offer (the “PPG Exchange Offer”) with respect to the common stock of Eagle Spinco Inc. as part of a Reverse Morris Trust transaction involving Georgia Gulf Corporation (the “PPG Pricing Mechanism”), and (ix) Kraft Foods Inc. (“Kraft”) in its exchange offer (the “Kraft Exchange Offer”) with respect to the common stock of Cable Holdco, Inc. as part of a Reverse Morris Trust transaction involving Ralcorp Holdings, Inc. (such pricing mechanism, the “Kraft Pricing Mechanism”), all of which employed “Day 20” pricing mechanisms.(2)

The CBS-Entercom Exchange Offer, the Procter & Gamble-Coty Exchange Offer, the Lockheed Exchange Offer, the Baxter Exchange Offer, the GE Exchange Offer, the BMS Exchange Offer, the Procter & Gamble-Smucker Exchange Offer, the TDCC Exchange Offer, the Weyerhaeuser-Tri Pointe Exchange Offer, the CBS-Outdoor Exchange Offer, the Pfizer Exchange Offer, the Halliburton Exchange Offer, the Weyerhaeuser-Domtar Exchange Offer, the McDonald’s Exchange Offer, the PPG Exchange Offer and the Kraft Exchange Offer, are collectively referred to herein as the “Similar Exchange Offers.”

We believe that the Pricing Mechanism is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described in the Exchange Offer documentation) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of Elanco common stock receivable per share of Lilly common stock tendered.  This approach is identical to the pricing mechanisms in the CBS-Entercom, Procter & Gamble-Coty, Lockheed,

(1)  See CBS Corporation (avail. Sept. 26, 2017), Procter & Gamble (avail. Sept. 1, 2016), Lockheed Martin Corporation (avail. Jul. 11, 2016), Baxter International Inc. (avail. Apr. 21, 2016), General Electric Company (avail. Oct. 19, 2015), Bristol-Myers Squibb Company (avail. Nov. 16, 2009) and Procter & Gamble (avail. Oct. 8, 2008).

(2)  See The Dow Chemical Company (avail. Sept. 2, 2015), Weyerhaeuser Company (avail. June 26. 2014), CBS Corporation (avail. June 11, 2014), Pfizer Inc. (avail. May 22, 2013), Halliburton Company (avail. Mar. 21, 2007), Weyerhaeuser Company (avail. Feb. 23, 2007), McDonald’s Corporation (avail. Sept. 27, 2006), PPG Industries, Inc. (avail. Dec. 21, 2012) and Kraft Foods Inc. (avail. July 1, 2008).

Baxter, GE, BMS and Procter & Gamble-Smucker Exchange Offers, which build on the pricing mechanisms in the other Similar Exchange Offers and the other traditionally available pricing structures, including formula-based and “Dutch auction” structures previously approved by the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”), and provides investors with advantages not available in those offers.  In addition, the Pricing Mechanism adopts the simplified timetable and procedures used in the CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS and Procter & Gamble-Smucker Exchange Offers and by Lazard Freres & Co. (“Lazard”) in its offer (the “Lazard Offer”) and TXU Corp (“TXU”) in its offer (the “TXU Offer”)(3), thereby ensuring that investors have ample time to decide whether to tender or withdraw their shares of Lilly common stock.

A.            Fixed Exchange Ratios

The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than they would in an offer using the traditional pricing method of a fixed exchange ratio.  In fixed ratio offers, the return to investors depends on the value at the time of expiration of the offer of both what is offered and what is tendered.  These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks at offer expiration are equal to their prices at the offer’s inception.  Sophisticated investors may seek at the start of the offer to lock in the initial discount through a variety of trading strategies that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the stocks involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer’s inception.  Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the offer’s end, which may not reflect the discount originally provided.

B.            Formula-Based Exchange Ratios and Pricing Structures

For various reasons, including to mitigate the disadvantages of fixed ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the Staff has granted, relief under the tender offer rules when the exchange ratio is based on a formula using trading data over a specified period (typically ten (10) trading days).(4) In Lazard, the first of these no-action letters, the Staff nonetheless required that the exchange ratio be set no later than the second full business day preceding the offer expiration.  The Staff has extended the relief granted in Lazard to other circumstances involving formula-based pricing, but in many instances has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer.  For example, the Staff permitted AB Volvo (“AB Volvo”) to set the redemption price for AB Volvo common stock using a formula based on volume-weighted average trading prices of that stock on the Stockholm Stock Exchange on three specified days during a three-week period ending two U.S. trading days before the expiry of the U.S. offer.(5)  Similarly, the Staff permitted TXU to offer to purchase

(3)  See Lazard Freres & Co. (avail. Aug. 11, 1995) and TXU Corporation (avail. Sept. 13, 2004).

(4)  Lazard Freres & Co. (avail. Aug. 11, 1995).  See also BBVA Privanza International (Gibraltar) Limited (avail. Dec. 23, 2005); TXU Corporation (avail. Sept. 13, 2004); Epicor Software Corp. (avail. May 13, 2004); and AB Volvo (avail. May 16, 1997).

(5)  AB Volvo (avail. May 16, 1997).

certain equity-linked securities for a price fixed at least two days prior to offer expiration and indexed to the daily volume-weighted average price (or daily “VWAP”) of TXU’s stock for the 10-day period then ended.(6)

1.              “Day 18” versus “Day 20” Pricing

Consistent with the formulas used in the CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS, Procter & Gamble-Smucker, Lazard, AB Volvo and TXU offers, the Pricing Mechanism uses an averaging period ending on and including the second trading day preceding the expiration date, providing for a two trading day window between pricing and offer expiration.  This “day 18” pricing reflects an effort to balance potentially conflicting considerations:  on one hand, the need for adequate dissemination of information about the absolute consideration being offered to investors and, on the other hand, the desire to minimize the artificially imposed exposure to market risk resulting from the imposition of an arbitrary time delay between pricing and offer expiration.  The result is that the final exchange ratio in the Exchange Offer can and will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date. Lilly also will announce at the same time whether the upper limit described in the Exchange Offer documentation is in effect. Such disclosures will allow investors two full trading days to consider the final exchange ratio in the Exchange Offer and, if applicable, the upper limit in the Exchange Offer and decide to tender or withdraw at any time during that two-trading-day period.

2.              Length of Averaging Period

Consistent with the CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS, Procter & Gamble-Smucker, TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, Halliburton, Weyerhaeuser-Domtar, PPG, Kraft and AB Volvo Pricing Mechanisms, the Pricing Mechanism uses a three-day averaging period.  We believe that the 10-day averaging period used in the Lazard and TXU Offers is not as favorable to retail investors as the three-day averaging period incorporated in the Pricing Mechanism.  The underlying policy favoring a longer pricing period is in principle that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors.  A lengthy averaging period, however, increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the Pricing Mechanism—a result that could particularly adversely affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved.  The Pricing Mechanism uses more current pricing through a shorter averaging period, while still providing protection against the manipulation that could arise using “point in time” pricing, and thus should benefit investors as a whole.

The Pricing Mechanism enables investors to consider whether to accept or reject an exchange or tender offer based on a fixed dollar value of Elanco common stock receivable per $100.00 of Lilly common stock tendered (subject to the upper limit on the exchange ratio described above).  “Day 18” pricing also provides that tendering holders will know prior to the last day of the Exchange Offer period the precise number of shares of

(6)  TXU Corporation (avail. Sept. 13, 2004).  See also, e.g., Epicor Software Corp. (avail. May 13, 2004) (permitting Epicor to determine the magnitude of an offer price adjustment by reference to the average closing price per share of Epicor common stock during the 10 trading-day period ending two trading days before expiration of the offer); BBVA Privanza International (Gibraltar) Limited (avail. Dec. 23, 2005) (permitting BBVA Gibraltar to price a tender offer for preference shares based on a stated fixed spread over yield on a specified benchmark U.S. Treasury security on the second business day immediately preceding the expiration of the tender offer period).

Elanco common stock they will receive per share of Lilly common stock tendered.  The Pricing Mechanism also offers significant advantages to investors in that it:

•                  minimizes the potential for pricing disparities between the announced ratio and the final ratio as occurs in offers using fixed and formula-based exchange ratios;

•                  is simple to understand, because it focuses on the relative value relationship between two stocks (the central consideration for investors);

•                  relies on more current information about the value of the stocks in question, because it uses a shorter averaging period, while at the same time incorporating protections against manipulation; and

•                  announces the final exchange ratio by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date, allowing investors two full trading days to evaluate the Exchange Offer and decide whether to tender or withdraw their shares.

Practical experience also suggests that smaller investors have participated effectively in offers using market-based pricing and that they would readily understand the simpler and more intuitive pricing mechanism used in the Exchange Offer.  While they arose in an employee compensation context, the issuer tender offers conducted by Comcast and Microsoft, among others,(7) demonstrate that tens of thousands of individual investors—some with no remaining connection to the issuer—were able to evaluate market-based offers where the exchange ratio was not fixed at the start of the offer.  It is noteworthy that neither employees nor former employees can be distinguished from other security holders in either their need for adequate and timely pricing information or their ability to analyze and act on market-based pricing.  We also note that the Similar Exchange Offers were well oversubscribed. For example,

•                  the CBS-Entercom Exchange Offer was approximately 9-times oversubscribed (17,854,689 shares accepted for exchange out of 161,855,335 shares validly tendered);

•                  the Procter & Gamble-Coty Exchange Offer was approximately 6.5-times oversubscribed (104,969,205 shares accepted for exchange out of 690,798,524 shares validly tendered);

•                  the Lockheed Exchange Offer was approximately 10-times oversubscribed (9,369,694 shares accepted for exchange out of 95,518,064 shares validly tendered);

•                  the Baxter Exchange Offer was approximately 24.5-times oversubscribed (11,526,638 shares accepted for exchange out of 283,708,484 shares validly tendered);

•                  the GE Exchange Offer was approximately 3-times oversubscribed (671,366,809 shares accepted for exchange out of 2,149,128,195 shares validly tendered);

(7)  See, e.g., Comcast Corp. (avail. Oct. 7, 2004) (permitting transfers of options, more than 85% of which were “out-of-the-money,” to a broker as part of an employee compensation mechanism, where the exact compensation to be paid to employees in respect of those options was determined after expiration of the transfer period); Microsoft Corp. (avail. Oct. 15, 2003) (similar option transfer program where all of the eligible options were “out-of-the-money”).

•                  the TDCC Exchange Offer was approximately 5-times oversubscribed (34,108,738 shares accepted for exchange out of 161,106,659 shares validly tendered);

•                  the Weyerhaueser-Tri Pointe Exchange Offer was approximately 3.5-times oversubscribed (58,813,151 shares accepted for exchange out of 205,186,689 shares validly tendered);

•                  the CBS-Outdoor Exchange Offer was approximately 7-times oversubscribed (44,723,131 shares accepted for exchange out of 300,229,143 validly tendered);

•                  the Pfizer Exchange Offer was approximately 4-times oversubscribed (405,117,195 shares accepted for exchange out of 1,674,974,996 validly tendered);

•                  the PPG Exchange Offer was approximately 7-times oversubscribed (10,825,227 shares accepted for exchange out of 68,933,881 shares validly tendered);

•                  the BMS Exchange Offer was approximately 2-times oversubscribed (269,285,601 shares accepted for exchange out of 499,484,935 shares validly tendered);

•                  the Kraft Exchange Offer was approximately 12-times oversubscribed (46,119,899 shares accepted for exchange out of 568,543,287 validly tendered);

•                  the Procter & Gamble-Smucker Exchange Offer was approximately 12.5-times oversubscribed (38,652,878 shares accepted for exchange out of 484,121,230 shares validly tendered);

•                  the Weyerhaeuser-Domtar Exchange Offer was approximately 4.5-times oversubscribed (25,490,196 shares accepted for exchange out of 114,204,244 shares validly tendered); and

•                  the McDonald’s Exchange Offer was approximately 14-times oversubscribed (18,628,187 shares accepted for exchange out of 262,183,800 shares validly tendered).

The Pricing Mechanism is also consistent with the relief granted in Lazard and its progeny in all other material respects:  (i) the value relationship expressed as a ratio of a specified dollar value of Elanco common stock for each $100.00 worth of Lilly common stock is fixed and remains constant during the Exchange Offer (subject to the limit on the exchange ratio described above), such that holders will be able to determine the value they will receive in consideration for tendering their shares; (ii) the final exchange ratio is based on readily observable average trading prices for securities listed on national securities exchanges over a specified period; (iii) Lilly will issue a press release announcing the final exchange ratio by 9:00 a.m. on the trading day immediately preceding the expiration date and will file an amendment to its Schedule TO on the same day setting forth the final exchange ratio and including the press release as an exhibit, thus allowing investors two full trading days to consider the final exchange ratio and decide to tender or withdraw; and (iv) holders of Lilly common stock can also contact Lilly’s information agent at a toll-free number disclosed in the Exchange Offer documentation and access a website, each of which will provide trading information relevant to pricing, including (a) indicative exchange ratios prior to the announcement of the final exchange ratio, enabling shareholders to predict whether the final exchange ratio will make participation in the offer economically beneficial for them and (b) the final exchange ratio, once it has been publicly announced.

C.            The Number of Shares of Lilly Common Stock Sought in the Exchange Offer

Rule 13e-4(f)(l)(ii) and Rule 14e-l(b) prohibit an issuer from changing the percentage of the class of securities being sought (provided that acceptance for payment of an additional amount of the shares not to exceed two percent of outstanding shares shall not be deemed to be an increase in the percentage of the class of securities being sought) unless the exchange offer remains open for at least ten business days from the date the change is announced. The Exchange Offer documentation clearly and unambiguously discloses that the maximum number of shares of Lilly common stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Elanco common stock held by Lilly (i.e., 293,290,000 shares) divided by the final exchange ratio (which will be subject to the upper limit). If a greater number of shares of Lilly common stock are validly tendered and not validly withdrawn, then those tendered shares would be subject to proration as described in the Exchange Offer documentation.(8) If a lesser number of shares of Lilly common stock are validly tendered and not validly withdrawn, then subject to the satisfaction, or when permissible waiver, of the conditions of the Exchange Offer, including the minimum tender condition, Lilly will accept the shares so tendered.

As in the CBS-Entercom, Procter & Gamble-Coty, Baxter, GE, BMS, Procter & Gamble-Smucker, TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, Kraft, Halliburton, Weyerhaeuser-Domtar, PPG and McDonald’s Exchange Offers, Lilly believes that defining the amount of securities Lilly may accept in the Exchange Offer in accordance with the above, which is clearly and unambiguously described in the Exchange Offer documentation, is consistent with the regulatory, disclosure and investor protection objectives of Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Exchange Act, is not coercive or unfair and should be permitted. In this regard, we note:

•                                          The method by which the actual number of shares of Lilly common stock that Lilly will accept in the Exchange Offer, as well as the upper limit of the exchange ratio, are described in detail in the Exchange Offer documentation and made available to all holders of Lilly common stock in a clear, easy to understand manner. We do not believe that the application of that method at the expiration of the Exchange Offer is a “change” in the percentage of the securities being sought.

•                                          We believe the disclosure in the Exchange Offer documentation fully defines the material terms and features of the Exchange Offer as required by Item 4 of Form S-4 under the Securities Act, and by Item 4 of Schedule TO (including Item 1004(a) and (b) of Regulation M-A referenced therein).

•                                          We believe the Exchange Offer documentation clearly details that if, upon the expiration of the Exchange Offer, Lilly shareholders have validly tendered more Lilly common stock than Lilly is able to accept for exchange, Lilly will accept for exchange Lilly common stock validly tendered and not validly withdrawn by each tendering shareholder on a pro rata basis (other than with respect to odd-lot holders as described in the Exchange Offer documentation). Therefore, in the Exchange Offer, Lilly will accept for exchange all shares of Lilly common stock validly tendered

(8)  This is similar to the scenario faced in the Citizens Republic Bancorp, Inc. exchange offer, where, because the percentage of securities accepted was dependent on the average VWAP of the subject securities (and the resulting exchange ratios) as well as the percentage of the securities of each class validly tendered, the issuer was unable to specify the exact percentage of the securities being sought. See Citizens Republic Bancorp (avail. Aug. 21, 2009).

and not validly withdrawn prior to the expiration of the Exchange Offer, at the exchange ratio to be determined in accordance with the Pricing Mechanism, but subject to proration.

•                                          Because the aggregate number of shares of Elanco common stock to be exchanged in the Exchange Offer is fixed, Lilly shareholders will also be able to calculate the preliminary number of shares of Lilly common stock to be exchanged if the Exchange Offer is fully subscribed based on the pricing-related information set forth in the Exchange Offer documentation as well as the indicative and final exchange ratios made available through the information agent’s toll-free telephone number and provided on Lilly’s dedicated website for the Exchange Offer, as described in the Exchange Offer documentation.

•                                          Pursuant to Rule 13e-4 under the Exchange Act and Rule 162 under the Securities Act, Lilly will provide withdrawal rights and allow withdrawals until the expiration of the Exchange Offer.

•                                          Lilly will announce the final exchange ratio by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration of the Exchange Offer, allowing investors two full trading days to consider the final exchange ratio and decide to tender or withdraw their shares of Lilly common stock.

We understand that, pursuant to Rule 13e-4(e)(3), if there is a change in the Pricing Mechanism and/or the upper limit, then such change would be viewed as change in the amount of securities sought, thus requiring that at least ten business days remain in the Exchange Offer period following the announcement of such change.

D.            Other Precedent

The Staff also has an established interpretation of its tender offer pricing rules to permit modified Dutch auction tender offers, although these offers do not provide security holders with the final offer price until offer expiration, subject to certain conditions.  We believe that the Pricing Mechanism is consistent with the Staff’s position on Dutch auction tender offers and, indeed, provides certain advantages to investors.  Like modified Dutch auction offers, (i) the Exchange Offer will provide for pro rata acceptance throughout the offer with all securities participating equally in prorationing; (ii) withdrawal rights will exist throughout the offer period; (iii) there will be prompt announcement of the final exchange ratio; and (iv) the offeror will exchange all accepted securities at the highest consideration paid to any security holder under the offer.(9)  Unlike the Pricing Mechanism, however, Dutch auction pricing provides significantly less visibility to investors about the value they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes.  Indeed, we believe that this disadvantage of Dutch auction pricing in part led to the need for the relief granted in the case of “day 18”  and “day 20” pricing constructs.(10)

Consistent with the Similar Exchange Offers, Lilly has not incorporated a minimum exchange ratio because it believes it could result in a windfall to tendering shareholders.  Indeed, incorporating a minimum exchange ratio in the Pricing Mechanism does not correlate to the low end of the range specified in a Dutch auction, where the final exchange ratio is determined independently of the values of the stocks in question based on investor indications of interest in a process that is not transparent to the market generally.

(9)  SEC Rel. No. 33-6653 (July 11, 1986).

(10)  See Lazard Freres & Co. (avail. Aug. 11, 1995).

E.             Similarities and Differences from Precedent

1.              Final Exchange Ratio Timing and Disclosure

The Pricing Mechanism is consistent with the CBS-Entercom, Procter & Gamble-Coty, Baxter, GE, BMS, Procter & Gamble-Smucker, AB Volvo, TXU and Lazard offers, but differs from the pricing mechanisms used in the TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, PPG, Kraft, Halliburton, Weyerhaeuser-Domtar and McDonald’s Exchange Offers. Whereas in the TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, PPG, Kraft, Halliburton, Weyerhaeuser-Domtar and McDonald’s Exchange Offers, the per-share values of underlying stocks were determined by reference to the daily VWAP of each stock during an averaging period ending on and including the expiration date of the exchange offer, the averaging period will end on and include the second trading day preceding the expiration date, allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer and decide to tender or withdraw at any time during that two-day period.

2.              Proxy Pricing

Consistent with the Baxter, GE, CBS-Outdoor, Pfizer, BMS, Halliburton and McDonald’s Exchange Offers, no proxy is used to determine the value of Elanco common stock whereas in the CBS-Entercom, Procter & Gamble-Coty, Lockheed, TDCC, Weyerhaeuser-Tri Pointe, Procter & Gamble-Smucker, PPG, Kraft and Weyerhaeuser-Domtar Pricing Mechanisms the value of the distributed shares was determined by reference to the trading data for an acquiring company.  Because the Elanco common stock is already listed and traded on the NYSE, no proxy is required to determine the value of the Elanco common stock.

3.              Averaging Period

The Pricing Mechanism is consistent with CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS, Procter & Gamble-Smucker, TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, PPG, Kraft, Halliburton and Weyerhaeuser-Domtar Pricing Mechanisms in that the exchange ratio of the Exchange Offer is based on a three-day averaging period, while in the McDonald’s Exchange Offer the exchange ratio was based on a two-day averaging period and in the TXU and Lazard Offers the exchange ratio was based on a ten-day averaging period.

If you have any questions or comments with respect to this matter, please do not hesitate to contact me at (212) 310-8702.  Thank you for your time and consideration.

Sincerely,

/s/ Raymond O. Gietz
Raymond O. Gietz